SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant’s name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

On May 3rd, 2015, Mr. Chaim Chizic resigned from the Board of Directors of Foamix Pharmaceuticals Ltd (the "Company"). Mr. Chizic's resignation did not result from any disagreement or dispute with the Company.

On May 3rd, 2015 the Board of Directors of the Company resolved to appoint Dr. Aaron Schwartz as a director of the Company.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by the Company on May 7, 2015 regarding the appointment of Dr. Schwartz as a director.

Exhibit

99.1           Press Release: Foamix Announces Appointment of Dr. Aaron Schwartz to Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD.

Date: May 7, 2015	By:	/s/ Meir Eini
Name: Meir Eini
Title: Chairman of the Board of Directors